

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 18, 2017

<u>Via Email</u>
Mr. Robert J. Saltiel
President and Chief Executive Officer
Atwood Oceanics, Inc.
15011 Katy Freeway, Suite 800
Houston, TX 77094

Re: Atwood Oceanics, Inc.
Form 10-K for the Fiscal Year ended September 30, 2016
Filed November 15, 2016
File No. 001-13167

Dear Mr. Saltiel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller *for*

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources